                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)

                                   AMERCO
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)



                                  023586100
                               (CUSIP Number)

                              December 31, 1999
           (Date of Event which Requires Filing of this Statement)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [X]   Rule 13d-1(b)
                   [ ]   Rule 13d-1(c)
                   [ ]   Rule 13d-1(d)

CUSIP No. 023586100				13G

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Oxford Life Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)     [ ]
                                                      (b)     [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Arizona

           NUMBER OF      5.     SOLE VOTING POWER                   1,605,340
            SHARES
         BENEFICIALLY     6.     SHARED VOTING POWER                         0
           OWNED BY
             EACH         7.     SOLE DISPOSITIVE POWER              1,605,340
          REPORTING
         PERSON WITH      8.     SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            1,605,340

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
         CERTAIN SHARES                                                    [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   7.1

12.      TYPE OF REPORTING PERSON

         IC

Item 1.
         (a)     Name of Issuer: AMERCO
         (b)     Address of Issuer's Principal Executive Offices:
                 1325 Airmotive Way, Suite 100, Reno, NV  89502

Item 2.
         (a)     Name of Person Filing:  Oxford Life Insurance Company
         (b)     Address of Principal Business Office or, if None, Residence:
                 2721 N. Central Ave., Phoenix, AZ, 85004
         (c)     Citizenship:  Arizona
         (d)     Title of Class of Securities:  Common Stock
         (e)     CUSIP Number: 023586100

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

Item 4.  Ownership
         (a)     Amount Beneficially Owned:                          1,605,340
         (b)     Percent of Class:                                         7.1
         (c)     Number of shares as to which such person has:
                 (i)     sole power to vote or to direct the vote    1,605,340
                 (ii)    shared power to vote or to direct the vote          0
                 (iii)   sole power to dispose or to direct the
                         disposition of                              1,605,340
                 (iv)    shared power to dispose or to direct the
                         disposition of                                      0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         A group consisting of EJOS, Inc., an Arizona corporation; Edward J. Shoen; M.V.S., Inc., a Nevada corporation; Mark V. Shoen; Japal, Inc., a Nevada corporation; James P. Shoen; Pafran, Inc., a Nevada corporation; Paul F. Shoen; Sophmar, Inc., a Nevada corporation; Sophia M. Shoen; and the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust (the "ESOP Trust" and, collectively with the other members of the group, the "Stockholders") were parties to an Amended and Restated Stockholder Agreement, dated as of May 1, 1992 (the "Stockholder Agreement").

         The Stockholders filed a Schedule 13D with the Securities and Exchange Commission on May 21, 1992 (the "Original Schedule 13D"). The Original
Schedule 13D was amended by Amendment No. 1 filed with the Commission on August 21, 1992, Amendment No. 2 filed with the Commission on April 19, 1993, Amendment No. 3 filed with the Commission on June 12, 1993, Amendment No. 4 filed with the Commission on September 17, 1993, Amendment No. 5 filed with the Commission on April 25, 1994, Amendment No. 6 filed with the Commission on
May 31, 1994, Amendment No. 7 filed with the Commission on September 9, 1994, Amendment No. 8 filed with the Commission on December 19, 1994, Amendment No. 9 filed with the Commission on July 3, 1995, Amendment No. 10 filed with the Commission on June 3, 1997 and Amendment No. 11 filed with the Commission on October 29, 1997.

         On March 5, 1999, the Stockholder Agreement expired. As a result, all further filings with respect to transactions in AMERCO Common Stock will be filed, if required, by members of the group, in their individual capacities.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having purpose or effect.



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                OXFORD LIFE INSURANCE COMPANY,



                                                By: /S/ MARK A. HAYDUKOVICH
                                                    --------------------------
                                                    MARK A. HAYDUKOVICH
                                                    Its President
                                                    Date: February 14, 2000